Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

May 9, 2017

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549

Attention:	Dietrich A. King
Assistant Director
Office of Financial Services

	Re:	Flushing Financial Corporation
Registration Statement on Form S-3
Filed March 29, 2017, as amended on March 31, 2017
File No. 333-217000

Ladies and Gentlemen:

On behalf of our client, Flushing Financial Corporation (the “Company”), set forth below are responses to the comment letter dated April 21, 2017 from the staff regarding the above-captioned registration statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter. For your reference, preceding each response we have reproduced in italics the comment that corresponds thereto.

Calculation of Registration Fee Table

1.       We note the statement in footnote 1 that registered securities may be sold as units with other securities registered on this registration statement. We also note the disclosure at the top of page 15 that you may also issue units of warrants “together with one or more additional warrants, debt securities… or any combination of those securities in the form of units, as described in the appropriate prospectus supplement.” Please revise to register the issuance of the units as separate securities or explain to us why you are not registering them. If you do intend to register them, please revise the registration statement and opinion accordingly.

The requested revisions have been made in the Calculation of Registration Fee table and footnotes, the cover page and page 16 of the prospectus and the opinion.

New York      ■       Washington, D.C.       ■     Los Angeles       ■     Miami       ■     Jersey City       ■     Kansas City       ■     Paris     ■     Tokyo

Description of Debt Securities, page 10

2.       Please include a description of all of the material terms of the debt securities, as required by Item 9 of Form S-3 and Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

The requested revisions have been made, commencing on page 11 of the prospectus.

3.       We note the statement in the first paragraph that the debt securities will be issued pursuant to two indentures in the forms filed as exhibits to the registration statement. We also note that the Exhibit Index lists Exhibit 4.1, a Subordinated Indenture dated 12/12/16, and Exhibit 4.4, a Form of Indenture for Subordinated Notes. Please revise to clarify under which indenture the subordinated debt will be issued.

The requested revisions have been made in the Exhibit Index.

Selling Security holders, page 15

4.        Your disclosure indicates that selling security holders may offer securities pursuant to the prospectus. It is not clear, however, whether the initial offering transactions in which the selling security holders purchased the securities were completed, or that the securities have been issued and are outstanding. For example, we note the statement in footnote 1 to the fee table that “selling security holders may purchase the securities directly from the registrant, or from one or more underwriters, dealers or agents.” Please provide us with an analysis of your eligibility to omit the identities of the selling security holders in this prospectus in reliance on Rule 430B and revise the prospectus to describe more specifically the initial offering transaction or transactions in which the securities were sold to the selling security holders. Please refer to Rule 430B(b)(2). In addition, as necessary, please revise the fee table and prospectus to provide the number of shares that you intend to register for resale by the selling securityholders.

References to selling shareholders have been removed from the registration statement as reflected in footnote 1 to the Calculation of Registration Fee table and on the cover page of the prospectus.

Part II

Item 16. Exhibits

5.        We note that you have not filed the Statement of Eligibility of Trustee on Form T-1. Please file this exhibit in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note that you may not do so through the filing of the Form T-1 in a post-effective amendment or in a Form 8-K that is incorporated by reference into the registration statement. Please note that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” For guidance, please refer to Section 220.01 of the Trust Indenture Act Compliance and Disclosure Interpretations.

The Exhibit Index has been revised to indicate that the Forms T-1 would be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939 and Rule 5b-3 thereunder.

Exhibit 5.1

6.       We note that the legality opinion is limited to Delaware law yet the indenture is governed by New York law. Please either revise the legality opinion to state that it also covers the laws of the State of New York or provide a separate opinion from New York counsel. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

The requested revision has been made in the opinion.

7.        Please have counsel revise its legal opinion to opine on the common stock issuable by selling shareholders. Please refer to Section II.B of Staff Legal Bulletin No. 19 for guidance

This comment is superseded by the removal of references to selling shareholders from the registration statement.

* * * * *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc: Susan K. Cullen, CFO